Exhibit 99.2

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2009

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated February 18, 2010 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the year ended October 31, 2009 and related notes attached thereto (the “Annual Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during and subsequent to the period.

Lewis Gold Project, Nevada

On March 19, 2009 we reported results from the 2008 drill program with a news release filed on the SEDAR website at www.sedar.com. The program consisted of 17 core holes totalling 3,855 metres and 33 reverse circulation holes totalling 5,567 metres. The target was the central portion of the Virgin Zone and included both infill and step-out holes using 30 metre drill spacing. The drilling expanded the Virgin Zone by 100 metres down-dip over a 300 metre strike length. The Virgin Zone remains open to expansion to the north and to the west and has been defined along a 750 metre north-south strike and a 350 metre east-west extent, to a depth of 240 metres.

Multi-element ICP analytical results from 2008 confirm a favourable correlation between gold mineralization and silver, lead and zinc values. Significantly higher silver values were encountered in the 2008 drilling. There is an apparent mineral zonation on the property with silver values increasing to the north and west.

Significant gold and silver results from the 2008 drilling compare favourably with previous reported styles and grades of mineralization including high grade mineralized structural intersections, steeply oriented structural mineralization and sub-horizontal lower grade mineralization hosted by favourable Antler stratigraphy.

During the 2009 fiscal year, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended some $50,000 in December 2008 as our portion of the advance royalty payment for 2009. Exclusive of the advance royalty, we expended approximately $130,000 on our 60 per cent portion of JV costs, before a cost recovery of $22,000. Of the amounts expended, the majority reflected costs of the fiscal 2008 work billed and paid in fiscal 2009. Readers should note that an additional approximate $44,300 has been paid by the company in December 2009 in respect of the advance royalty for 2010. This expenditure is indicative of the intention of the joint venture partners to continue with our tenure and development of the Lewis Project.

On September 22, 2009 we issued a President’s letter which further summarized exploration work on and the status of the Lewis Gold Project. That letter reported that since acquiring the project in 2002, Madison and its joint venture partner have completed extensive geological mapping and sampling along with 20 kilometres of induced polarization (IP) geophysics, and have drilled 36,100 metres in 29 core holes and 145 reverse circulation drill holes, primarily to evaluate the Virgin zone. Included are seven drill holes which have tested a 550 metre north-south strike extent of the sub-parallel Buena Vista mineral zone, which is located 500 metres southeast of the Virgin area and is within an ultimate proposed pit push-back area for the adjacent Phoenix Mine of Newmont Mining Corporation, a gold and copper producer, for which Newmont provides an estimated mine life to at least the year 2025.

Madison Minerals Inc.
Year ended October 31, 2009
Management Discussion and Analysis
Page 2 of 8

This President’s letter further set out that there are several other exploration targets on the Lewis project lands, some of which supported historic high-grade production.

Belencillo Gold Project, Panama

As described in Note 5 to our October 31, 2009 annual audited financial statements, we hold a 31.12 per cent interest in this concession. Madison is working towards the disposition of this interest, which we believe has been enhanced by activity in 2008 and 2009 related to the adjacent Petaquilla copper project held by unrelated operators. Because we have no confirmed plans for this project and it has not had any material exploration activity since the 2006 fiscal year, we wrote down all our costs in this project during the second fiscal quarter in the amount of $43,365. We do not regard this project as significant.

Mount Kare Gold Project, Papua New Guinea

Also as described in Note 5 to our October 31, 2009 annual audited financial statements, the Papua New Guinea (PNG) corporation which holds this project is in liquidation, with the goal of realizing proceeds which exceed the PNG liabilities. Madison intends to commit no further significant funds to this project, the carrying value of which has been written down to zero in prior fiscal periods. We do not regard this project as significant.

Comment on Recent and Current Economic Conditions

Recognizing CSA Staff Notice 51-328 published January 8, 2009, Company management is providing the following views on the current economic environment and the specific matters we have considered in preparing the Annual Financial Statements and this MD&A. The latter half of 2008 and early 2009 saw dramatic reductions in valuations across many markets, including commodity prices and both senior equities and junior development stage equities. Many companies in our industry have experienced reductions in valuations of 90 per cent or more. Madison’s share price on the TSX Venture Exchange between July 1, 2008 and the date of this report has ranged from a high of $0.22 to a low of $0.055, with a closing trade price on February 11, 2010 of $0.135. Our management group has been in the exploration business for many years, and has successfully financed or otherwise maintained companies in good markets, mediocre markets, and in volatile markets such as exist at this time. Note 7 to the Annual Financial Statements sets out a private placement completed October 29, 2009 which raised total gross proceeds of $295,450.

We have considered whether the current economic challenges could indicate possible impairment of the carrying values of the Lewis project. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, our news release of March 19, 2009 on this project portrayed numerous encouraging drill results from the 2008 program and our payment, subsequent to the year-end, of the advance royalty payment for the calendar year 2010 indicates the intention of the joint venture to maintain its tenure and operations on the project.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Considering management’s track record of survival in past difficult markets and the indicated merit of the Lewis project, we hold the opinion that the Company is likely to be able to continue on a going-concern basis for the current and subsequent fiscal years.

Our essential conclusion at this time is to continue our business strategy of advancing our projects. The amounts likely to be expended on the Lewis Gold Project for 2010 will be similar to or greater than in 2009, reflecting the Company’s current and expected cash resources.

Madison Minerals Inc.
Year ended October 31, 2009
Management Discussion and Analysis
Page 3 of 8

Results of Operations – Selected Annual Information

The following table provides a brief summary of Madison’s financial operations. For more detailed information, refer to the 2009 Financial Statements.

	Year Ended October 31, 2009	Year Ended October 31, 2008	Year Ended October 31, 2007
Total revenues	nil	nil	nil
Net income (loss)	$(516,860)	$(3,945,906)[1]	$2,833,604	[2]
Basic and diluted earnings (loss) per share	$(0.01)	$(0.11)	$0.08
Total assets	$8,461,520	$8,718,196	$13,051,241
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note 1:	Includes a non-cash charge of $3,340,283 on recognition of a permanent impairment of the Company’s holdings of shares in Buffalo Gold Ltd.

Note 2:	Includes income of $3,366,331 for recovery of property costs previously written down in respect of the Mt. Kare project.

During the fiscal year ended October 31, 2009, total assets decreased to $8.46 million from $8.72 million at October 31, 2008, essentially due to the excess of our cash operating costs and mineral project expenditures over the cash received from a modest equity offering in the fourth quarter and the receipt of funds from our joint venture partner. As can be seen from Notes 1 and 2 above, the net income or loss experienced by Madison is subject to extremely wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the year ended October 31, 2009 we drew down cash resources by $46,000 made up of the following: $185,000 expended on the Lewis Gold Project; a private placement of equity of $278,000 after costs; a net $237,000 collected from our joint venture partner; and $376,000 on operations. In the comparable 2008 period, we drew down cash resources by $4.93 million made up of the following: $3.22 million expended on the Lewis Gold Project; a change of $1.246 million in balances with our joint venture partner; and $434,000 on operations. In the 2008 fiscal year, the principal component of the expenditures on the Lewis Project was $1.243 million paid for our portion of the US $2 million cost of exercising the option to acquire the property, which occurred in December 2007. In addition, during the prior 2008 fiscal year substantial assaying and drilling charges were incurred, as set out in Note 5.

Because of balances remaining from significant financings completed in the fiscal year three years prior ending October 31, 2006, augmented by a relatively modest financing completed in October 2009 as set out in Note 7, Madison concluded the 2009 fiscal year adequately funded, with a cash balance of $536,000, a joint venture receivable of $58,000 which has subsequently been received, $112,000 in current liabilities and no long term debt. In December 2009 we paid out $44,300 as our share of the advance royalty on the Lewis Project for 2010, from our cash resources.

Administrative costs for 2009 were 46 per cent less than in 2008. Decreases occurred in almost all line items, with the largest decreases being in stock-based compensation, since no options were granted in fiscal 2009; in salaries and benefits and in office and rent costs, due to a much reduced level of activity and corresponding use of shared staff and premises; in accounting and audit costs, since second and subsequent year costs of compliance with U.S. Sarbanes-Oxley legislation are much lower; and in public relations costs, reflecting reduced activity related to reduced exploration scope. The only significant increase was in miscellaneous property expenditures, arising from costs of maintaining the Mt. Kare project which is in liquidation under the legal and administrative regime of Papua New Guinea. Among “Other Income (Expenses)” items, decreased interest income reflects reducing balances of financing proceeds invested, together with almost negligible market rates of return; decreased project management fees are commensurate with decreased project activity; and our foreign exchange loss arose principally from holding U.S. dollar cash or receivable balances associated with administering the Lewis Project while the U.S. dollar diminished significantly against the Canadian dollar. Last year’s MD&A stated that we expected our general level of costs to reduce during fiscal 2009 as cost-saving measures were being put into effect, and we have achieved this. We expect costs in fiscal 2010 to be similar to or less than in 2009 as our cost-saving measures continue.

Madison Minerals Inc.
Year ended October 31, 2009
Management Discussion and Analysis
Page 4 of 8

Results of Operations – Summary of Quarterly Results

	Three Months Ended October 31, 2009	Three Months Ended July 31, 2009	Three Months Ended April 30, 2009	Three Months Ended January 31, 2009	Three Months Ended October 31, 2008	Three Months Ended July 31, 2008	Three Months Ended April 30, 2008	Three Months Ended January 31, 2008
Total assets	$8,461,520	$8,238,304	$8,285,955	$8,559,025	$8,718,196	$9,591,691	$10,214,442	$10,615,638
Resource properties	7,737,693	7,734,940	7,681,153	7,695,913	7,622,664	7,188,004	6,363,922	6,089,294
Working capital	565,237	372,244	491,846	692,524	896,022	2,076,317	3,436,453	4,340,583
Shareholders’ equity	8,349,625	8,157,114	8,226,164	8,444,638	8,578,014	9,318,051	9,839,890	10,455,227
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(87,290)	(74,830)	(221,364)	(133,376)	(3,448,405)	(190,441)	(303,212)	(3,848)
Earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.00)	(0.10)	(0.00)	(0.01)	(0.00)

Discussion of quarterly results

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements and as set out above under “Results of Operations – Selected Annual Information”.

This being said, particular attention should be drawn in fiscal 2008 to the financial statement impact of a steady reduction in the fair value of our shareholding in Buffalo Gold Ltd. In the fourth quarter the Company made the determination that these shares had suffered a permanent impairment of value, resulting in a writedown charged to the statement of operations for that quarter of $3,340,283. All residual carrying costs of those shares have been fully written off in fiscal 2009, as have been all carrying costs of the Belencillo project in Panama.

With the exception of these very material non-recurring items, the significant changes in Madison’s key financial data over the eight quarters scheduled above can be attributed principally to exploration expenditures on the Lewis Property in Nevada.

Results of Operations – Discussion of fourth fiscal quarter

Fourth quarter costs were generally similar to those experienced in the other three fiscal quarters, and as in the previous year’s fourth quarter they were somewhat lower than the average for the first three fiscal quarters. Reductions in the fourth quarter occurred principally in salary and benefit costs and in office and rent costs, for the same reasons as set out above under “Results of Operations – Selected Annual Information”. Miscellaneous property costs and related legal costs associated with the liquidation of the Mt. Kare operation in Papua New Guinea were also higher than average in the fourth quarter.

Liquidity

Based on its existing working capital, Madison has sufficient funds to meet a restrained level of general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the current fiscal year. Programs and budgets for 2010 for the Lewis Property will conform to the funds available. The private placement completed in October 2009 as set out in Note 7 provided a replenishment of liquid resources and provides evidence of our ability to finance under current market conditions.

Madison Minerals Inc.
Year ended October 31, 2009
Management Discussion and Analysis
Page 5 of 8

In fiscal 2008 the Company undertook a program of reducing general and administrative costs, which continued in fiscal 2009 and to the date of this report. This is reflected in a reduction of these costs from the level of the comparable quarter in the prior fiscal year of some $84,000 or 49 per cent. We expect our administrative costs to continue at current reduced levels over the course of the next several quarters.

Capital Resources

At October 31, 2009 and to the date of this report, Madison has an adequate cash and working capital position. The private placement completed late in October 2009 augmented our working capital position. In December 2009 Madison paid on behalf of the joint venture the second anniversary annual advance royalty payment in respect of the Lewis Gold Project in the amount of USD $70,275 of which Madison’s share was 60 per cent. To fulfill the advance royalty commitment at the third anniversary, a payment of approximately the same amount will be required in December 2010. The Company and the joint venture have no other commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 12 to the October 31, 2009 annual audited financial statements, and expects to recover a high proportion of these amounts from related companies as also set out therein. Those companies are well funded.

We also refer readers to our “Comment on Recent and Current Economic Conditions” on page 2 of this document.

Related Party Transactions

During the year ended October 31, 2009, Madison incurred legal fees of $55,260 with J. G. Stewart Law Corporation, a law firm controlled by James G. Stewart, a director and senior officer of the Company. We also paid or accrued salaries and benefits of $133,000 and $35,000 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer, and to Nell Dragovan, a director, respectively, for day-to-day management services, and were reimbursed for office rent and related costs of a total of $112,712 by Oromin Explorations Ltd. and Lund Gold Ltd., companies related by having a number of common directors and senior officers. As at October 31, 2009, accounts payable and accrued liabilities included $44,000 due to Mr. Idziszek for accrued unpaid salary; of this, $41,250 was paid out in November 2009. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

New Accounting Standards Adopted

As described in Note 3 to the financial statements, effective November 1, 2008 the Company adopted certain new or amended standards mandated by the CICA; these standards are set out in CICA Handbook Section 3064

Goodwill and intangible assets, and Section 1400 General standards of financial statement presentation (regarding a requirement to assess going concern assumptions). The adoption of these new standards has not had a significant effect on the financial position, results of operations or cash flows set out in our financial statements.

Recent Accounting Pronouncements

Also as described in Note 3 to the financial statements, effective November 1, 2011 we expect to adopt a new standard as set out in Section 1582 Business combinations. We do not believe this new standard will have a significant effect on our accounting and disclosures, unless and until a business combination transaction subject to the new standard were to take place.

International Financial Reporting Standards (“IFRS”) Implementation Plan

Also as described in Note 3 to the financial statements, in February 2008 the Canadian authority, the Accounting Standards Board (“AcSB”), announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Madison Minerals Inc. will publish its first financial statements under IFRS for its interim fiscal quarter ending January 31, 2012. Those statements will include comparative amounts, determined under IFRS, from our prior fiscal year ended October 31, 2011; in order to provide this comparative information, we will need to restate our balance sheet under IFRS as at October 31, 2010 as part of the preparation of the January 2012 disclosure. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

Madison Minerals Inc.
Year ended October 31, 2009
Management Discussion and Analysis
Page 6 of 8

While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations and possible impairment;

  Stock-based compensation;

  Accounting for joint ventures;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The following table summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By July 31, 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Throughout fiscal 2009-2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By October 31, 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By October 31, 2010
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By April 30, 2011

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of our financial instruments is approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at October 31, 2009, of our total current assets of $677,132 the amount of $ 86,411 or 13 per cent represented the translated value of U.S. dollar bank holdings, and $57,800 or 9 per cent represented the translated value of advances paid by us on behalf of our joint venture partner denominated in U.S. dollars, exposing the Company, on an accounting basis, to a foreign exchange risk, and to a potential credit risk. The advances paid by us on behalf of the joint venture partner have subsequently been collected in full. At October 31, 2009 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. We engage specialist foreign exchange consultants to advise on foreign exchange forecasts, trends, and the timing of acquisitions of cash denominated in foreign currencies. Our marketable securities are measured at fair value, based upon the closing bid price at the balance sheet date.

Madison Minerals Inc.
Year ended October 31, 2009
Management Discussion and Analysis
Page 7 of 8

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could materially adversely affect the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.205 to a low of $0.055 in the period beginning October 31, 2008 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current relatively low valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and this risk appears more likely in the current economic and financial environment.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Madison Minerals Inc.
Year ended October 31, 2009
Management Discussion and Analysis
Page 8 of 8

Statutory Disclosure

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The largest component of the reduced general and administrative expenses between fiscal 2008 and 2009 is in salaries and benefits, reflecting reduced activities. Reductions were also achieved in net office costs, in accounting and audit costs, and in travel costs.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 37,406,727 were outstanding at October 31, 2009 and the date hereof.

At October 31, 2009 and the date hereof, Madison had 1,009,543 share purchase warrants outstanding as set out in Notes 7 and 9, exercisable at the price of $0.25 per share for a one year term expiring October 29, 2010.

At October 31, 2009 and the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,687,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
750,000	$0.25	April 14, 2013
3,237,616	$0.76	[weighted average]

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 18, 2010

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.